SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-2)

Information Statement Pursuant to

Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Avatech Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05349Y 10 4 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 05349Y 10 4	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: W. James Hindman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 375,189 6 SHARED VOTING POWER 181,350 7 SOLE DISPOSITIVE POWER 375,189 8 SHARED DISPOSITIVE POWER 181,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,539
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 05349Y 10 4	Schedule 13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Avatech Solutions, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

10715 Red Run Blvd., Owings Mills, Maryland 21117

Item 2.	(a)	Name of Person Filing:

W. James Hindman

	(b)	Address of Principal Business Office or, if none, Residence:

2322 Nicodemus Road, Westminster, MD 21157

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

05349Y 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Act

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ Group, in accordance with §240.13d-1(b)-1(ii)(J)

CUSIP No. 05349Y 10 4	Schedule 13G	Page 4 of 5 Pages

Item 4.	Ownership

As of December 31, 2005, the following shares were beneficially owned by the Reporting Person:

(a) Amount Beneficially Owned: 556,539

(b) Percent of Class: 4.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 375,189

(ii) Shared power to vote or to direct the vote: 181,350

(iii) Sole power to dispose or to direct the disposition of: 375,189

(iv) Shared power to dispose or to direct the disposition of: 181,350

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05349Y 10 4	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

*/s/ W. James Hindman
W. James Hindman

*By:	/s/ Christopher Olander
Christopher Olander Attorney-in-fact